SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a discloseable event/information.	4

Exhibit 1

January 7, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Enc.

Exhibit 1

January 7, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  January 7, 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

11. Other events

We disclose that Philippine Long Distance Telephone Company (the “Company”) signed on January 2, 2009, a Debt Assignment Agreement with PremierGlobal Resources Corporation (“PGR”), wherein PGR sold to the Company, for and a total consideration of Pesos: Three Hundred Forty Million, Philippine Currency, (PhP340,000,000.00) one hundred percent (100%) of Philcom Corporation’s (“Philcom CORP”) outstanding obligations to suppliers, and to banks and other financial institutions (the “Philcom CORP Lenders”), which PGR had acquired from the Philcom CORP Lenders.

The Company also signed on January 3, 2009 a Share Assignment Agreement with Philippine Global Communications Inc. (“Philcom INC”) wherein Philcom INC sold, transferred and conveyed in favor of the Company its rights, title and interest in and to all of its shares of common stock in Philcom CORP for a total consideration of Pesos: Seventy Five Million, Philippine Currency (PhP75,000,000.00). The parties will file in due course the necessary application/petition for the approval of the transaction by the National Telecommunications Commission (the “NTC”).

Since 16 January 2004, the Company has been managing/operating the fixed line facilities of Philcom CORP pursuant to an Advisory and Management Services Agreement.

The acquisition will allow the PLDT group to broaden its presence in Mindanao, where it already has operations carried out under PLDT-Maratel, Inc. and Smart Broadband, Inc. This expanded presence is expected to benefit not only the existing subscribers in the area, but provides the communities in the area an opportunity to access improved telecommunications facilities.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

January 7, 2009

Page 4 of 4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: January 7, 2009